FILED BY CENTENE CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: WELLCARE HEALTH PLANS, INC.
COMMISSION FILE NO. 001-32209

On May 28, 2019, Centene Corporation held a meeting of employees and a video of that meeting was made available to Centene employees on June 4, 2019.  Below is a transcript of excerpts from the meeting related to Centene’s proposed acquisition of WellCare Health Plans, Inc. There may be immaterial typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript.

Discussion

Michael Neidorff, Chairman, President and Chief Executive Officer of Centene Corporation:

. . . .

I’m going to spend some time on the acquisition of WellCare, how we are going to put it together, where things stand.

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These acquisitions were significant.  But none were on the scale of the announcement we made this past March, with WellCare.

March 27th we announced that WellCare had entered into a definitive agreement to be acquired by us.  The combination of Centene and WellCare will bring together two high-performing companies, that’s essential, folks.  These are two companies that are really good at what they do.  [Indiscernible] You hear sometimes, one was troubled.  That is not the case here.  It creates a premiere health care enterprise that is really focused on government-sponsored programs.  Makes us a clear leader.  We have competition and there will always be competition.  We like competition.  It makes you better, but it is also important to be the leader.

Make no mistake, this is the most significant acquisition in Centene’s history.  [Indiscernible] Depending where stock price is, between 15 and 17 billion dollars.  I was telling somebody the other day that I’ve really been busy.  Do you know how hard it is to spend 17 billion dollars?  It takes a lot of work, folks.  You can’t get away from that.  I believe that the transaction will create great opportunity for our company, our employees, our members and local communities.  We are going at it with great sensitivity to all those kinds of issues.

Centene has become a transformational leader in government-sponsored health care.  This is the next logical step in our growth.  So what will our combined organization look like? Pretty significant.  I’m not going to repeat all the numbers there.  But what’s is important there is we are talking about 22.3 million people we’re covering.  We’ll be in all 50 states with the Part D program.  WellCare brings to Centene a high-quality Medicare platform.  Lisa and the group here have been doing incredible work to get ours where it needs to be.  This will be added.  Putting two together can only help.  It also increases our exposure to government sponsored health care solutions through Medicare Advantage, Medicare prescription drug plans, et cetera.

Headquarters for WellCare has been in Tampa.  Serve more than 5 million members nationwide and add three new states to Centene’s footprint, Hawaii, Kentucky, New Jersey.  I need somebody to go to Hawaii this coming December to check it out.  Are there any volunteers?  No one?  Well, I like your dedication.  You should see with when I said that one hand went down quickly.  [Indiscernible] Keep in mind, the global headquarters for the combined companies is right here, Centene.  Collectively we will serve more than 22 million members.  As I said, we’ll be in 50 states.

Now, combined, taking best of class and combining them.  That is what is really important.  I have it here, too, I keep forgetting.  Our combined company will be better positioned to serve members with more comprehensive and differentiated solutions.  Critical mass is important.  Scale is important.  It reduces overhead.  It keeps things more affordable.  We have to leverage that overhead and we know how to do that.  That couldn’t be more important.  We’ll continue investing in technology and programs that benefit all the stockholders through benefiting our members. And last but not least we’ll continue to focus on leading the market through robust efforts to address the social determinants of health.

. . . .

Every time two companies come together there is a joining of two distinct cultures and there’s always been some differentiation between them.  But I’m really glad to say that in the case of WellCare, what we do together far outweighs the differences.  The similarities are significant.

A couple of weeks ago we had everybody, their senior people, our senior people.  I couldn’t stay for the whole thing, but I just watched them in the social hour after the meeting.  I think everybody likes each other.  They get along.  They see the benefit of this.  They recognize this is a consensual get together.  This isn’t hostile, one side trying to impose its will. Come out with the best possible solution.  One of the most important of these is our steadfast commitment to local communities.  We have it.  They have it.

Centene’s local activation approach has been a key differentiator to our company.  That is going to continue.  It allows us to better serve our members through culturally sensitive affordable health care solutions tailored to the communities in which our members, providers, and employees live and work.

We have been decentralized.  We are going to continue to be decentralized.  It works.  The same approach is part of the WellCare’s DNA and our shared commitment to community leadership in the health care space means our two companies are a natural fit.  I really feel that way.

Their CEO, Ken Burdick and I work incredibly well together.  We’re well positioned for long-term growth, which is also important.  We are viewed as a significant growth company.  If anybody doubts that, we’ll show you in a few minutes the movement we made in the Fortune 500 and the U.S. and the Global 500.  One of the nation’s largest managed care operations.

In summary, when the transaction closes in the first half of 2020, Centene will be better positioned to be the leader in government services health care.  The clear leader.  We’ll still look over our shoulder, make sure nobody’s catching up.  But we’re well on our way.  We will be one of the nation’s largest health care enterprises focused on government-sponsored program with a national footprint, as we said, serving 22 million people.  [Indiscernible] Everybody likes to look at things their own way.

If I take Cigna, and say well Express Scripts is just a pure PBM [indiscernible] who put this together we’re number two behind United, if I’m not mistaken, Jeff.  United, us, Anthem, Cigna and Humana.  So it is a good place to be, folks.  And when I see Dave [indiscernible] at United I’m going to have to tell him, keep your eye over your shoulder.  We’re catching up.  We have a long way to go though [indiscernible].  Our scale will allow us to combine our best class products, offerings to provide enhanced benefits to our members.  We will be a national Medicare platform.  You’ll see it is a growing Medicare platform.  Our shared commitment to local activation, we talked about, will further enhance our delivery of culturally sensitive programs.  It all comes together.

What I want to do next, there is not really a slide for it.  But I want to talk about how it comes together.  What I told the group when we met a couple of weeks ago.  One, I’ve long admired WellCare.  Since the current management took over and turned it around.  They had some problems before that with their previous management.  In fact, he showed us what not to do. [Indiscernible]  Ken and his group and Drew have really turned this around, well recognized by investors and the community at large in how well they have done.

Looking forward to creating this premiere health care.  Both companies have proven track records of executing and implementing transactions.  They bought the plan in Michigan and we bought various plans here.  We are viewed as an acquisition machine at Forbes.

Culturally, many of you have heard that the Centene culture will prevail and it will.  We are doing culture surveys of ourselves with McKinsey, sharing them [indiscernible].  I went down Thursday after we announced this and one of their doctors said, we understand that doctors in Centene have to see patients.  I said, yes, through hospice and clinical trials, in the clinic or something.  He said, are we going to have to do that, too, because we’re administrators.  I said you don’t have to do it until we close.  The transaction.  And their Chief Medical Officer raised his hand and said to Ken, he said, Ken, can we start that tomorrow?  I like that idea.  That’s just a good example where we had a different culture but it is going to come together very quickly.

We are purpose driven in everything we do and we are committed to those we serve.  The commitment to a culture of compliance, and I said this [indiscernible] earlier, I have no patience anymore for not being fully compliant.  Sanctions can kill you.  It is not that, oh, it is only a 500 dollar sanction.  That’s as bad as a big one, when there’s a lot of them.  We are at a point now that’s totally unacceptable and everyone has to know I’m moving to virtually zero sanctions.  There may be one or two that slip in, but nothing like we’ve seen.  We are driven by execution with local responsibility, accountability and authority.  That stays.  That’s our culture.  Touches a member, a provider, a contractor, or regulator it’s local.  We all support that.  Committed to being – committed to developing ourselves and those around us.  I have told people what keeps me awake at night are two things.  I’ve told them this.  One, compliance.  Two, that we not grow faster than our employees.

. . . .

Do not let integration distract you or be disrupted from the current [indiscernible].  Job one is to deliver on our plans at Centene.  [Indiscernible] Centene on the standalone business is so successful.  We have to maintain that and this will just help us increase the scale and scope with which we are successful.  We mentioned [indiscernible] get to know each other.  When I’m trying to share what I said to them.

Now, maximize planning.  I know many of you have questions about the integration and some of those questions can’t be answered yet, but we are working very collaboratively to integrate these plans and many of you are going to see examples of that.  Think about it.  Plan on it.  We’re going to make it happen smoothly.  Our meetings are designed to help frame those questions and work together.  The organization structure, everybody in here has in their mind.  Some decisions will be made outside of a process.

We are not concerned about having opportunities for good people.  We are more concerned about having the people for the opportunities.  When somebody walks into my office on occasion and says where can I go?  I just simply say where do you want to go? Where do you wish to go? We are a high growth company.  I also will tell you, if you don’t like something, wait five minutes it will change.  That is part of the value of being a high growth company.

I intend to announce the top line organization June 14th at our investor day and we are finalizing that now.  The brand WellCare and how we are going to use the various names, we’ll be talking more at that time.  The – we are going to use local health care names, as we always have, being considered very local.  Where there is none, Kentucky, New Jersey, places like that, we’ll create them.  As I said, we are going to be in three additional states.  What’s that mean?  I think I saw Steve here.  How many does that give us? 35, 38, 36?  How many are we going to have in total now, Jeff?  [Indiscernible] 36 States.  That is a good number.  A couple we don’t want.  Okay.  Well, we want them, but they have more moose and other animals than they do people.  People hate when I say that.  If you look at some of the upper mid-west it is scattered populations.  But we are there with the Part D, so we’re there in some fashion.

I guess what I wanted to let you know, we are committed to this transaction.  This will place us as a 100 billion dollar company.  Which I think is pretty incredible. Think about it, three years ago 48 billion dollar company.  Then we went to 60, this year we’ll be 70.  Next year, we get this closed first quarter of next year, first half, maybe earlier, we will be a 100 billion dollar company.  Almost doubling in four or five years.  In five years we are doubling.  That means you have to wait another four or five years to be a 200 billion dollar company.  If we can do it faster, we will.

I want to thank you all.  I want you to understand how we are doing it, how this integration is going.  I want you to recognize that the strategy is sound.  If you look at the combinations we put together and we look back on it, it has come together well.

This slide shows our growth trajectory from 2010 when we served just 1.5 million members.  That is less than 10 years ago, nine years ago.  The addition of HealthNet saw the number jump to 11.5, then 14.5 with Fidelis and now with this 22 million.  We have done organically.  As I tell investors and I tell the world, folks.  I get to talk about it, but you get to do it.  And our success and our ability to achieve this is a result and function of everyone in this company, no one person.

. . . .

I want to comment on one more thing because it has been in the press and people have been talking.  First, I subscribe to a basic philosophy I believe half of what I see and nothing I read.  That’s important.  If Jeff sends me a letter, I read it.  I believe it.  I want to be careful about how I say this.  There has been talk about activists and things of that nature.  Folks, there are people who look for opportunities to invest short-term [indiscernible].  Activists are successful at times in companies that are in trouble and not doing well.  And it’s for that.  I’m just here to tell you when you read any of that, if anybody says anything to anybody, you say the same thing I’m saying.  This company is doing incredibly well standalone.  That management, the board and our advisers, bankers and others all agree that the best interest of the shareholder was served with the acquisition of WellCare.  [Indiscernible] any other transaction we could participate in.  We will see that one through and achieve all the things we talked about doing.  You can tell anybody that asks you heard it here.

Jeffrey Schwaneke, Executive Vice President, Chief Financial Officer and Treasurer of Centene Corporation:

. . . .

Overall, we had a good start to the year with good performance across all of our business segments for the first quarter.  If you look at the calendar of events, in March obviously we announced our planned acquisition of WellCare.  We continue to work through the next steps in the transaction including regulatory approval, and a shareholder vote which is coming in late June.

. . . .

In May, we increased our revolver, which is our availability of debt financing.  Our revolver capacity from 1.5 billion dollars to 2 billion dollars.  This was contemplated as part of the financing transaction associated with the WellCare acquisition.  So we’ve completed I would say the first step, so we have 2 billion dollars of available capacity on our revolving credit facility and looking ahead we continue to focus on revenue growth and margin improvement.

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Questions and Answers

Michael Neidorff:

. . . .

Thank you, Holly.  We’ll now move to the question and answers.  We had one which I may have spoken to, but I’ll just double check.  What impact will WellCare acquisition have on [indiscernible] Centene?  Will employees need to apply for their jobs?  I said, I think I have answered that one.  [Indiscernible] We all have to win every day.  So I thank you for that.

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Cautionary Statement on Forward-Looking Statements

All statements, other than statements of current or historical fact, contained in this communication are forward-looking statements. Without limiting the foregoing, forward-looking statements often use words such as “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “seek,” “target,” “goal,” “may,” “will,” “would,” “could,” “should,” “can,” “continue” and other similar words or expressions (and the negative thereof). In particular, these statements include, without limitation, statements about Centene’s future operating or financial performance, market opportunity, growth strategy, competition, expected activities in completed and future acquisitions, including statements about the impact of Centene’s proposed acquisition of WellCare Health Plans, Inc. (the “WellCare Transaction”), Centene’s recent acquisition (the “Fidelis Care Transaction”) of substantially all the assets of New York State Catholic Health Plan, Inc., d/b/a Fidelis Care New York (“Fidelis Care”), investments and the adequacy of Centene’s available cash resources.

These forward-looking statements reflect Centene’s current views with respect to future events and are based on numerous assumptions and assessments made by us in light of Centene’s experience and perception of historical trends, current conditions, business strategies, operating environments, future developments and other factors Centene believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties and are subject to change because they relate to events and depend on circumstances that will occur in the future, including economic, regulatory, competitive and other factors that may cause Centene’s or its industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions.

All forward-looking statements included in this filing are based on information available to us on the date of this communication. Except as may be otherwise required by law, Centene undertakes no obligation to update or revise the forward-looking statements included in this communication, whether as a result of new information, future events or otherwise, after the date of this filing. You should not place undue reliance on any forward-looking statements, as actual results may differ materially from projections, estimates, or other forward-looking statements due to a variety of important factors, variables and events including, but not limited to, the following: (i) the risk that regulatory or other approvals required for the WellCare Transaction may be delayed or not obtained or are obtained subject to conditions that are not anticipated that could require the exertion of management’s time and Centene’s resources or otherwise have an adverse effect on Centene; (ii) the risk that Centene’s stockholders do not approve the issuance of shares of Centene common stock in the WellCare Transaction; (iii) the risk that WellCare’s stockholders do not adopt the merger agreement; (iv) the possibility that certain conditions to the consummation of the WellCare Transaction will not be satisfied or completed on a timely basis and accordingly the WellCare Transaction may not be consummated on a timely basis or at all; (v) uncertainty as to the expected financial performance of the combined company following completion of the WellCare Transaction; (vi) the possibility that the expected synergies and value creation from the WellCare Transaction will not be realized, or will not be realized within the expected time period; (vii) the exertion of management’s time and Centene’s resources, and other expenses incurred and business changes required, in connection with complying with the undertakings in connection with any regulatory, governmental or third party consents or approvals for the WellCare Transaction; (viii) the risk that unexpected costs will be incurred in connection with the completion and/or integration of the WellCare Transaction or that the integration of WellCare will be more difficult or time consuming than expected; (ix) the risk that potential litigation in connection with the WellCare Transaction may affect the timing or occurrence of the WellCare Transaction or result in significant costs of defense, indemnification and liability; (x) a downgrade of the credit rating of Centene’s indebtedness, which could give rise to an obligation to redeem existing indebtedness; (xi) unexpected costs, charges or expenses resulting from the WellCare Transaction; (xii) the possibility that competing offers will be made to acquire WellCare; (xiii) the inability to retain key personnel; (xiv) disruption from the announcement, pendency and/or completion of the WellCare Transaction, including potential adverse reactions or changes to business relationships with customers, employees, suppliers or regulators, making it more difficult to maintain business and operational relationships; and (xv) the risk that, following the WellCare Transaction, the combined company may not be able to effectively manage its expanded operations.

Additional factors that may cause actual results to differ materially from projections, estimates, or other forward-looking statements include, but are not limited to, the following: (i) Centene’s ability to accurately predict and effectively manage health benefits and other operating expenses and reserves; (ii) competition; (iii) membership and revenue declines or unexpected trends; (iv) changes in healthcare practices, new technologies, and advances in medicine; (v) increased healthcare costs, (vi) changes in economic, political or market conditions; (vii) changes in federal or state laws or regulations, including changes with respect to income tax reform or government healthcare programs as well as changes with respect to the Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act, collectively referred to as the Affordable Care Act (“ACA”), and any regulations enacted thereunder that may result from changing political conditions or judicial actions, including the ultimate outcome of the District Court decision in “Texas v. United States of America” regarding the constitutionality of the ACA; (viii) rate cuts or other payment reductions or delays by governmental payors and other risks and uncertainties affecting Centene’s government businesses; (ix) Centene’s ability to adequately price products on federally facilitated and state-based Health Insurance Marketplaces; (x) tax matters; (xi) disasters or major epidemics; (xii) the outcome of legal and regulatory proceedings; (xiii) changes in expected contract start dates; (xiv) provider, state, federal and other contract changes and timing of regulatory approval of contracts; (xv) the expiration, suspension, or termination of Centene’s contracts with federal or state governments (including but not limited to Medicaid, Medicare, TRICARE or other customers); (xvi) the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; (xvii) challenges to Centene’s contract awards; (xviii) cyber-attacks or other privacy or data security incidents; (xix) the possibility that the expected synergies and value creation from acquired businesses, including, without limitation, the Fidelis Care Transaction, will not be realized, or will not be realized within the expected time period; (xx) the exertion of management’s time and Centene’s resources, and other expenses incurred and business changes required in connection with complying with the undertakings in connection with any regulatory, governmental or third party consents or approvals for acquisitions, including the Fidelis Care Transaction; (xxi) disruption caused by significant completed and pending acquisitions, including, among others, the Fidelis Care Transaction, making it more difficult to maintain business and operational relationships; (xxii) the risk that unexpected costs will be incurred in connection with the completion and/or integration of acquisition transactions, including, among others, the Fidelis Care Transaction; (xxiii) changes in expected closing dates, estimated purchase price and accretion for acquisitions; (xxiv) the risk that acquired businesses, including Fidelis Care, will not be integrated successfully; (xxv) the risk that, following the Fidelis Care Transaction, Centene may not be able to effectively manage its expanded operations; (xxvi) restrictions and limitations in connection with Centene’s indebtedness; (xxvii) Centene’s ability to maintain the Centers for Medicare and Medicaid Services (CMS) Star ratings and maintain or achieve improvement in other quality scores in each case that can impact revenue and future growth; (xxviii) availability of debt and equity financing, on terms that are favorable to us; (xxxix) inflation; and (xxx) foreign currency fluctuations.

This list of important factors is not intended to be exhaustive. We discuss certain of these matters more fully, as well as certain other factors that may affect Centene’s business operations, financial condition and results of operations, in Centene’s filings with the Securities and Exchange Commission (the “SEC”), including the registration statement on Form S-4 filed by Centene with the Securities and Exchange Commission on May 23, 2019 (the “Registration Statement”), and Centene’s Annual Report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. Due to these important factors and risks, Centene cannot give assurances with respect to Centene’s future performance, including without limitation Centene’s ability to maintain adequate premium levels or Centene’s ability to control its future medical and selling, general and administrative costs.

Important Additional Information and Where to Find It

In connection with the WellCare Transaction, on May 23, 2019, Centene filed with the SEC the Registration Statement, which included a prospectus with respect to the shares of Centene’s common stock to be issued in the WellCare Transaction and a joint proxy statement for Centene’s and WellCare’s respective stockholders (the “Joint Proxy Statement”). The SEC declared the Registration Statement effective on May 23, 2019, and the Joint Proxy Statement was first mailed to stockholders of Centene and WellCare on or about May 24, 2019. Each of Centene and WellCare may file other documents regarding the WellCare Transaction with the SEC. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement or any other document that Centene or WellCare may send to their respective stockholders in connection with the WellCare Transaction. INVESTORS AND SECURITY HOLDERS OF CENTENE AND WELLCARE ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT CENTENE, WELLCARE, THE WELLCARE TRANSACTION AND RELATED MATTERS. Investors and security holders of Centene and WellCare are able to obtain free copies of the Registration Statement, the Joint Proxy Statement and other documents (including any amendments or supplements thereto) containing important information about Centene and WellCare through the website maintained by the SEC at www.sec.gov. Centene and WellCare make available free of charge at www.centene.com and www.ir.wellcare.com, respectively, copies of materials they file with, or furnish to, the SEC.

Participants In The Solicitation

Centene, WellCare and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Centene and WellCare in connection with the WellCare Transaction.

Information about the directors and executive officers of Centene is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 19, 2019, its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 8, 2019, and on its website at www.centene.com.

Information about the directors and executive officers of WellCare is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 12, 2019, its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 8, 2019, and on its website at www.ir.wellcare.com.

Investors may obtain additional information regarding the interest of such participants and a description of their direct and indirect interests, by security holdings or otherwise, by reading the Registration Statement, the Joint Proxy Statement and other materials filed with the SEC in connection with the WellCare Transaction. You may obtain these documents free of charge through the website maintained by the SEC at www.sec.gov and from the websites of Centene or WellCare as described above.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.